                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            The Inventure Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    461214108
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461214108

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Larry L. Polhill
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     California, USA
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               5.   Sole Voting Power
  NUMBER OF         not applicable
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          2,066,848 shares of common stock
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           not applicable
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    2,066,848 shares of common stock
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,066,848 shares of common stock
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
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11.  Percent of Class Represented by Amount in Row (9)
     10.60%*
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12.  Type of Reporting Person (See Instructions)
     HC
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* Based on 19,505,400 shares of common stock issued and outstanding as of
September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 461214108

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Bradley J. Crandall
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Colorado, USA
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               5.   Sole Voting Power
  NUMBER OF         not applicable
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          2,066,848 shares of common stock
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           not applicable
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    2,066,848 shares of common stock
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,066,848 shares of common stock
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     10.60%*
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12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

* Based on 19,505,400 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 461214108

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Capital Foods, LLC (88-0368192)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware, USA
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               5.   Sole Voting Power
  NUMBER OF         not applicable
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          4,133,695 shares of common stock
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           not applicable
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    4,133,695 shares of common stock
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,133,695 shares of common stock
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     21.19%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

* Based on 19,505,400 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 461214108

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Dakota Farms, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Nevada, USA
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               5.   Sole Voting Power
  NUMBER OF         not applicable
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          2,066,848 shares of common stock
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           not applicable
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    2,066,848 shares of common stock
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,066,848 shares of common stock
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     10.60%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

* Based on 19,505,400 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 461214108

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Stillwater Capital, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
    Nevada, USA
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         not applicable
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          2,066,848 shares of common stock
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           not applicable
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                   2,066,848 shares of common stock
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,066,848 shares of common stock
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     10.60%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

* Based on 19,505,400 shares of common stock issued and outstanding as of September 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

ITEM 1.
       (a)     Name of Issuer:
               The Inventure Group, Inc.

       (b)     Address of Issuer's Principal Executive Offices:
               3500 South La Cometa Drive
               Goodyear, AZ  85338

ITEM 2.

       (a)     Name of Person Filing:

               1. Larry R. Polhill
               2. Bradley J. Crandall
               3. Capital Foods, LLC
               4. Stillwater Capital, LLC
               5. Dakota Farms, LLC
       (b)
               Address of Principal Business Office or, if none, Residence:

               1.  225 W. Hospitality Lane, Suite 201 San Bernardino, CA 92408

               2.  225 W. Hospitality Lane, Suite 201 San Bernardino, CA 92408

               3.  7380 S. Eastern Avenue, Ste. 150 Las Vegas, NV 89123

               4.  7380 S. Eastern Avenue, Ste. 150 Las Vegas, NV 89123

               5.  7380 S. Eastern Avenue, Ste. 150 Las Vegas, NV 89123

       (c)     Citizenship:
               1. California
               2. Colorado
               3. Delaware
               4. Nevada
               5. Nevada

       (d)     Title of Class of Securities:
               Common Stock

       (e)     CUSIP Number: 461214108

ITEM 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
          (a)  [ ]   Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).
          (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).
          (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).
          (d)  [ ]   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C 80a-8).
          (e) [ ]    An investment adviser in accordance with
                     ss.240.13d-1(b)(1)(ii)(E);
          (f) [ ]    An employee benefit plan or endowment fund in accordance
                     with ss.240.13d-1(b)(1)(ii)(F);
          (g) [ ]    A parent holding company or control person in accordance
                     with ss. 240.13d-1(b)(1)(ii)(G);
          (h) [ ]    A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ]    A church plan that is excluded from the definition of
                     an investment company under section 3(c)(14) of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: See Item 9 for each cover sheet for each filing entity.
         (b) Percent of class: See Item 11 for each cover sheet for each filing entity.
         (c)      Number of shares as to which the person has:
                  (i) Sole power to vote or to direct the vote Not applicable.
                  (ii)     Shared power to vote or to direct the vote See Item 6
                           for each cover sheet for each filing entity.
                  (iii)    Sole power to dispose or to direct the disposition of
                           Not applicable.
                  (iv) Shared power to dispose or to direct the disposition of See Item 8 for each cover sheet for each filing entity.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

ITEM 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See attached Exhibit A

ITEM 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

ITEM 10. Certification

         (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Not applicable

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 21, 2007                            February 21, 2007
------------------------------------        ------------------------------------
               Date                                        Date

    /s/ Bradley J. Crandall                       /s/ Larry R. Polhill
------------------------------------        ------------------------------------
             Signature                                   Signature

      Bradley J. Crandall                             Larry R. Polhill
------------------------------------        ------------------------------------
              Name                                         Name

        February 21, 2007                            February 21, 2007
------------------------------------        ------------------------------------
               Date                                        Date

        Capital Foods, LLC                          Stillwater Capital, LLC

By: /s/ Larry R. Polhill                    By: /s/ Bennett R. Bratley
------------------------------------        ------------------------------------
         Signature                                     Signature

   Larry R. Polhill, Manager                    Bennett R. Bratley, Manager
------------------------------------        ------------------------------------
            Name                                            Name

        February 21, 2007
------------------------------------
             Date

        Dakota Farms, LLC

By: /s/ Bennett R. Bratley
------------------------------------
          Signature

   Bennett R. Bratley, Manager
------------------------------------
             Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEEss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A

Item 8. Identification and Classification of Members of the Group

Name:                      Larry R. Polhill
Address:                   225 W. Hospitality Lane, Suite 201
                           San Bernardino, CA 92408

Name:                      Bradley J. Crandall
Address:                   225 W. Hospitality Lane, Suite 201
                           San Bernardino, CA 92408

Name:                      Capital Foods, LLC
Address:                   7380 S. Eastern Avenue, Ste. 150
                           Las Vegas, NV 89123

Name:                      Stillwater Capital, LLC
Address:                   7380 S. Eastern Avenue, Ste. 150
                           Las Vegas, NV 89123

Name:                      Dakota Farms, LLC
Address:                   7380 S. Eastern Avenue, Ste. 150
                           Las Vegas, NV 89123